Exhibit 99.1

For further information contact:
Yuval Yanai	or	Fern Lazar/David Carey
Given Imaging Ltd.		Lazar Partners Ltd.
1-(866) GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FOURTH QUARTER AND

FULL YEAR 2006 RESULTS

     - Record Fourth Quarter Revenues of $27.5 million, Non-GAAP EPS $0.09 -
- 2006 Revenues Grow to $95 million, 2006 Non-GAAP EPS $0.13 -
- Record Fourth Quarter PillCam SB Capsule Sales of 48,700, 22% Increase Over 2005-

YOQNEAM, Israel, February 27, 2007 - Given Imaging Ltd. (NASDAQ: GIVN) today announced unaudited financial results for the fourth quarter and twelve months ended December 31, 2006.

Worldwide sales increased to $27.5 million in the fourth quarter of 2006, compared to $24.4 million in the fourth quarter of 2005. Gross margin in the fourth quarter of 2006 was 73.8%, compared to 75.4% in the fourth quarter of 2005.

On a GAAP basis, the Company reported net income of $1.5 million, or $0.05 per share on a fully-diluted basis in the fourth quarter of 2006, compared to net profit of $3.5 million, or $0.12 per share on a fully diluted basis in the fourth quarter of 2005. The 2006 GAAP results for the fourth quarter include $1.1 million in compensation expenses as a result of the Company’s adoption of FAS 123R at the start of the year. On a non-GAAP basis, the Company reported net income of $2.5 million, or $0.09 per share on a fully diluted basis in the fourth quarter of 2006.

In 2006, net cash provided by operating activity totaled $7.9 million. Cash, cash equivalents and marketable securities at December 31, 2006 totaled $96.5 million.

“Given Imaging’s fourth quarter results demonstrate clear success across many aspects of our business, most notably the strong growth in PillCam revenues since our sales force shifted its focus beginning in the third quarter of 2006 to concentrate on selling capsules,” said Homi Shamir, president and CEO of Given Imaging. “Looking ahead, 2007 should be an exciting year as we focus on expanding the contribution of PillCam revenues from Europe and Asia/Pacific where we hope to receive approval to market PillCam SB in Japan in the second quarter of this year,” Mr. Shamir added. “We now have four PillCam capsules that will contribute to revenues in 2007; PillCam SB, PillCam ESO, Agile Patency as well as the latest addition to our PillCam family of capsule endoscopes, PillCam COLON, which received the CE Mark in Europe last October. We plan to gradually deliver PillCam COLON to our customers beginning in the second half of 2007. To remain at the forefront of innovation and expand our technological lead, we plan to launch advanced versions of our PillCam SB and PillCam ESO capsules and potentially PillCam COLON in the U.S. later this year subject to receiving marketing clearance from the U.S. Food and Drug Administration.”

The Company also reported that it is analyzing treatment of intercompany transactions resulting in accumulated net operating losses of its U.S. subsidiary. These losses, accumulated since 2001, resulted in a Deferred Tax Asset of $2.0 million on its unaudited balance sheet as of December 31, 2006 and unrecognized tax assets of $2.6 million as of that date. The outcome of this analysis may require a reduction of the Company’s Deferred Tax Asset as well as an increase in Taxes on Income on its Statement of Operations and any related tax liability. The Company believes that any adjustments related to this analysis will be limited to these captions and Net Income in the 2006 financial statements. The Company expects that this analysis will be completed on or before it files its Annual Report on Form 20-F for the year ended December 31, 2006, which the Company plans to file during the second quarter of 2007.

Fourth Quarter 2006 Revenue Analysis

U.S. sales in the fourth quarter of 2006 increased by 6.4% to $20 million compared to $18.8 million sales in the same period in 2005. International sales in the fourth quarter of 2006 increased 33.9% to $7.5 million compared to $5.6 million sales in the same period in 2005.

Total PillCam SB sales in the fourth quarter of 2006 were approximately 48,700, an increase of 22.1% compared to the same period last year. PillCam SB sales in the U.S. increased 24.6%, while PillCam SB sales outside of the U.S. increased 13.2% compared to the fourth quarter of 2005. PillCam sales accounted for 84% of total revenues. In the same period in 2005, PillCam sales represented 79% of total sales.

Reorders of PillCam SB grew to 42,900, up 13.5% from the fourth quarter of 2005.

Supplemental fourth quarter data can be found at www.givenimaging.com in the Investor section.

Fourth Quarter and Recent Highlights

Reimbursement

  The American Medical Association (AMA) and the Center for Medicare and Medicaid Services (CMS) assigned a Permanent Level 1 CPT Code for PillCam ESO which became effective on January 1, 2007.

  United Healthcare revised its small bowel capsule endoscopy coverage to include suspected and known celiac disease. United Healthcare serves more than 18 million customers.

  Trailblazer Health Enterprises, a Part B Medicare carrier serving more than 3.6 million individuals in Delaware, the District of Columbia, Maryland, Texas and Virginia issued a new policy covering capsule endoscopy of the small bowel for a variety of indications including celiac and Crohn’s disease. The policy also states that esophageal capsule endoscopy may be used to evaluate esophageal varices in patients with portal hypertension as an alternative to upper GI endoscopy.

Corporate Development

  In January 2007, Given Imaging announced that it will lead a European consortium for developing an integrated imaging-biosensing screening system for cancer of the gastrointestinal tract.

2007 World Economic Forum

  Given Imaging was honored at the 2007 World Economic Forum in Davos, Switzerland as a Technology Pioneer.

Twelve Month Financial Results

For the year ended December 31, 2006, sales were $95 million compared to $86.8 million in 2005. Gross profit for 2006 was 74.6% which was the same as gross profit for 2005. On a GAAP basis, net loss for 2006 was $1.5 million or $0.05 per share, compared to net income of $6.3 million, or $0.21 per share, on a fully diluted basis in 2005. The 2006 Statements of Operations include the impact of $5.2 million in expenses due to the adoption of FAS 123R. The Company reported non-GAAP net income of $3.7 million, or $0.13 per share, on a diluted basis in 2006.

2007 Guidance

The company expects full year 2007 revenues of between $114 million to $119 million. The company expects full year 2007 GAAP, fully-diluted earnings per share of between $0.21 -$0.31 per share. Non-GAAP, fully-diluted earnings per share in 2007 is expected to be in a range of $0.34 to $0.44. Both GAAP and non-GAAP expected net income do not include expenses related to the Company’s patent litigation with Olympus.

Fourth Quarter Webcast Information

Given Imaging will host a conference call tomorrow, February 28, 2007, at 9:00 a.m. Eastern time to discuss fourth quarter and full year 2006 results. To participate in the teleconference, please dial (866) 293-8970 fifteen minutes before the conference begins. International callers should dial (913) 312-1230. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for thirty days on the company’s website, or until March 7, 2007 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 8791440.

About Given Imaging Ltd.
Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam™ Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has three commercially available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 50 other countries; the PillCam ESO video capsule to visualize the esophagus; and the Agile™ patency capsule to determine the free passage of the PillCam capsule in the GI tract. The PillCam COLON video capsule to visualize the colon has been cleared for marketing in the European Union and multi-center clinical trials are underway in Europe and the U.S. A capsule to visualize the stomach is under development. Nearly 500,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) the reimbursement policies for our product from healthcare payors, (9) quarterly variations in operating results, (10) the impact of the newly adopted SFAS 123R for expensing option-based payments, (11) the possibility of armed conflict or civil or military unrest in Israel, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors", "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except per share data)

	December 31

	2005	2006
	Audited	Unaudited
Assets

Current assets
Cash and cash equivalents	$65,356	$44,510
Short-term investments	288	17,245
Accounts receivable:
Trade, net	18,325	18,887
Other	6,264	1,463
Inventories	16,172	18,168
Advances to suppliers	332	82
Deferred taxes	1,219	1,374
Prepaid expenses	1,020	1,340

Total current assets	108,976	103,069

Assets held for employees’ severance payments	1,690	1,984

Marketable securities	21,664	34,769

Fixed assets, at cost, less accumulated depreciation	13,862	14,811

Other assets, net	2,918	3,544

Total Assets	$149,110	$158,177

Given Imaging Ltd. and its subsidiaries

Consolidated Balance Sheets
(In thousands except share data)

	December 31

	2005	2006
	Audited	Unaudited

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$11	$13
Accounts payable:
Trade	5,529	5,550
Other	13,886	14,620
Deferred income	3,333	3,871

	22,759	24,054
Total current liabilities

Long-term liabilities
Deferred income	22,172	20,411
Obligation under capital lease	34	20
Liability in respect of employees’ severance payments	2,040	2,407

Total long-term liabilities	24,246	22,838

Total liabilities	47,005	46,892

Commitments and contingencies

Minority interest	61	3,499

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2005 and 2006,
27,950,281 and 28,641,291 shares issued and fully
paid as of December 31, 2005 and 2006, respectively)	327	335
Additional paid-in capital	148,955	156,197
Capital reserve	2,166	2,166
Accumulated deficit	(49,404)	(50,912)
Total shareholders' equity	102,044	107,786

Total liabilities and shareholders' equity	$149,110	$158,177

Consolidated Statements of Operations
(In thousands except share and per share data)

	Year ended December 31,		Three month period
			Ended December 31,
	2005	2006	2005	2006
	Audited	Unaudited	Unaudited	Unaudited
Revenues	$86,776	$95,029	$24,400	$27,472
Cost of revenues	22,070	24,154	6,000	7,185

Gross profit	64,706	70,875	18,400	20,287

Operating expenses
Research and development, gross	(8,833)	(12,678)	(2,754)	(3,304)
Royalty bearing government grants	1,244	1,867	372	580
Research and development, net	(7,589)	(10,811)	(2,382)	(2,724)

Sales and marketing	(43,281)	(50,732)	(11,054)	(13,609)
General and administrative	(9,657)	(16,027)	(2,644)	(3,773)

Total operating expenses	(60,527)	(77,570)	(16,080)	(20,106)

Operating profit (loss)	4,179	(6,695)	2,320	181

Financial income, net	762	3,980	607	1,022

Profit (loss) before taxes on income
and minority share	4,941	(2,715)	2,927	1,203

Taxes on income	286	(127)	281	(99)

Profit (loss) before minority share	5,227	(2,842)	3,208	1,104

Minority share in losses of subsidiary	1,116	1,334	313	357

Net profit (loss)	$6,343	$(1,508)	$3,521	$1,461

Profit (loss) per share
Basic profit (loss) per Ordinary Share	$0.23	$(0.05)	$0.13	$0.05

Diluted profit (loss) per Ordinary Share	$0.21	$(0.05)	$0.12	$0.05

Weighted average number of Ordinary
Shares used to compute basic profit
(loss) per Ordinary Share	27,781,223	28,053,849	27,920,441	28,073,231

Weighted average number of Ordinary
Shares used to compute diluted profit
(loss) per Ordinary Share	29,695,164	28,053,849	29,950,208	29,833,686